UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36217 / June 23, 2026

In the Matter of	:
	:
JPMORGAN PUBLIC AND PRIVATE CREDIT FUND	:
JPMORGAN TAX AWARE OPPORTUNITIES FUND	:
J.P. MORGAN INVESTMENT MANAGEMENT INC.	:
J.P. MORGAN INSTITUTIONAL INVESTMENTS INC.	:
	:
390 Madison Avenue	:
New York, New York 10017	:
	:
(812-16008)	:

ORDER UNDER SECTIONS 6(c) AND 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940 (THE "ACT") GRANTING AN EXEMPTION FROM CERTAIN PROVISIONS OF RULE 23c-3 UNDER THE ACT

JPMorgan Public and Private Credit Fund, et al. filed an application on March 19, 2026, and an amendment to the application on May 6, 2026. Applicants requested an order under sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of rule 23c-3 to permit certain registered closed-end investment companies to make repurchase offers on a monthly basis in an amount no less than 2% of the common shares outstanding, but in no event for an amount less than 5% or more than 25% of such shares during any three-month period.

On May 26, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36165). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the proposed purchases will be made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Accordingly, in the matter of JPMorgan Public and Private Credit Fund, JPMorgan Tax Aware Opportunities Fund, J.P. Morgan Investment Management Inc. and J.P. Morgan Institutional Investments Inc. (File No. 812-16008),

IT IS ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from certain provisions of rule 23c-3 is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.